Exhibit 99.1

Ballard Powers Fuel Cell Electric Vehicles For Unprecedented 30 Million Kilometers - Enough to Circle the Globe 750 Times

VANCOUVER, Jan. 27, 2020 /CNW/ - Ballard Power Systems (NASDAQ: BLDP; TSX: BLDP) today announced that the Company's proton exchange membrane (PEM) fuel cell technology and products have now successfully powered Fuel Cell Electric Vehicles – or FCEVs – in commercial Heavy- and Medium-Duty Motive applications for an industry-leading cumulative total of more than 30 million kilometers (18.5 million miles) on roads around the globe.

Ballard’s FCmove(TM) 8th-generation fuel cell module powers Fuel Cell Electric Vehicles (CNW Group/Ballard Power Systems Inc.)

Ballard has a long track record of having its PEM fuel cell technology and products integrated into FCEVs to provide zero-emission motive power for vehicle propulsion. This includes in excess of 570 Fuel Cell Electric Buses (FCEBs) and 2,000 commercial trucks currently deployed in Asia, Europe and North America. Some of the FCEBs that have been operating for over 8-years in the field have now exceeded 35,000 hours of revenue service with no major fuel cell maintenance requirements.

"We are grateful to our customers who continue to trust Ballard to deliver safe, durable, reliable and high-performing PEM fuel cell products and technology for commercial FCEVs," said Randy MacEwen, Ballard President and CEO. "Commercial vehicles powered by Ballard technology have on road experience that totals more than 30 million kilometers, which is roughly equivalent to circling the globe 750 times. Our products have powered FCEBs and commercial trucks in 14 countries around the world, and delivered 97.3% availability in 2019. Ballard's unmatched field experience – through eight generations of fuel cell power module and a wide range of duty cycles, climate and road conditions – has enabled an effective feedback loop for our product design and development efforts, resulting in the fuel cell industry's highest performance products designed for Heavy- and Medium-Duty Motive applications, including bus, commercial truck, train and marine."

In 2019, Ballard launched the FCgen®-LCS next-generation PEM fuel cell stack along with FCmoveTM, the Company's 8th-generation fuel cell power module (pictured above).

The use cases for which Ballard products have been deployed in the field are strongly aligned with use cases examined in the Hydrogen Council's "Path to Hydrogen Competitiveness: A cost perspective" report and the Deloitte China-Ballard "Fueling the Future of Mobility: Hydrogen and fuel cell solutions for transportation" white paper, both of which were issued earlier in January 2020. These reports showed that certain use cases for hydrogen FCEVs can be competitive with other low-carbon alternatives and, in some cases, even conventional options by 2030.

About Ballard Power Systems
Ballard Power Systems' (NASDAQ: BLDP; TSX: BLDP) vision is to deliver fuel cell power for a sustainable planet. Ballard zero-emission PEM fuel cells are enabling electrification of mobility, including buses, commercial trucks, trains, marine vessels, passenger cars, forklift trucks and UAVs. To learn more about Ballard, please visit www.ballard.com.

This release contains forward-looking statements concerning anticipated deliveries and deployments of our products. These forward-looking statements reflect Ballard's current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such forward-looking statements are based on Ballard's assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand.

These statements involve risks and uncertainties that may cause Ballard's actual results to be materially different, including general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard's future performance, please refer to Ballard's most recent Annual Information Form. Readers should not place undue reliance on Ballard's forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward looking statements, other than as required under applicable legislation.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities.  The Ballard Common Shares have not been registered under the United States Securities Act of 1933, as amended, or the securities laws of any other jurisdiction and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

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SOURCE Ballard Power Systems Inc.

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%CIK: 0001453015

For further information: Guy McAree +1.604.412.7919, media@ballard.com or investors@ballard.com

CO: Ballard Power Systems Inc.

CNW 18:45e 27-JAN-20